Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

MONDAY, APRIL 1 2013

Performance Statistics

On-Time Experience for the Weekend (March 29-31)

AA	Fri	Sat	Sun	MTD	Target
D-0	72.1	72.9	59.6	60.9	65.9
A+14	90.6	90.4	81.8	81.0**	79.9

Eagle
D-0	81.0	87.0	74.0	69.0	74.0
A+14 DOT	92.0	94.3	85.7	78.1**	83.4

** American and American Eagle both scored perfect days on Thursday, March 28, with zero cancellations, completing 100 percent of their scheduled departures (1,944 and 1,438, respectively).

Every Bag Counts

AA	Sun	MTD*	DOT Standard
	2.15	2.55	2.85

*	DOT claims per 1000 customers

Announcements

» American Launches Service Between DFW and Lima, Peru

Today American launches new daily service between DFW and Lima, Peru, the “City of Kings,” providing more access and choices for customers traveling between the two key markets and beyond. The new route enhances the ability to connect to other destinations in North America, Europe and Asia via our extensive global network out of DFW. “Peru’s economy continues to expand and we’ve seen increased travel demand to that market, as well as throughout Latin America,” said Chuck Schubert, Vice President - Network Planning. The DFW-Lima service provides customers access to 30 destinations to Central America, Mexico and South America from the DFW hub. Test your knowledge about DFW-Latin America service on new Jetnet.

» Get the Scoop in the Latest Arrivals!

Be sure to check out Thursday’s Arrivals newsletter for the latest news from American and US Airways. The March 28 issue discusses the Bankruptcy Court approval of the merger agreement, the recently-issued uniform survey as we bring new looks to our people, a preview into the Integration Management Office (IMO), and new routes to Raleigh-Durham and Salt Lake City. Read it on new Jetnet!

» 2003 Broad-Based Stock Options

In April 2003, stock options were options granted to all of American’s U.S.-based employees at an exercise price of $5.00 per share, and with a ten-year term. The majority of these options were exercised over the past ten years. Any options that are still outstanding will irrevocably expire on April 17, 2013, and cannot be exercised after that date. The decision of whether to exercise any stock option is solely that of the option holder, and American is providing no advice or recommendation regarding that decision.

We know many of you have questions about these options and want to ensure you have as much information as possible. Find out more by visiting the Pay page on classic Jetnet.

» Celebrate Baseball with the April 1 American Way

If you’re gearing up for baseball season, the April 1 issue of American Way is just the place to start. Find out which one of Hollywood’s great actors was almost turned down for the role of Brooklyn Dodgers general manager Branch Rickey in this month’s Jackie Robinson biopic, 42. Also in this issue, hear why broadcasting legend and former MLB player Bob Uecker is still enchanted with baseball, get to know Rookie of the Year Mike Trout, and take an inside look at some of the greatest ballparks in this country. In Vantage Point, Chairman and CEO Tom Horton discusses the plan for American and US Airways to merge and the exciting opportunities that come with creating the airline industry’s biggest and best global network. Read the edition online.

Restructuring News

From The Dallas Morning News

AMR Posts Loss in February

AMR posted a net loss of $192 million in February. The results included $15 million in reorganization expenses, and an operating loss of $129 million, with $1.82 billion in revenues and $1.95 billion in expenses. The results are a nice improvement from February 2012 when AMR reported a net loss of $619 million, of which $375 million were related to the Chapter 11 reorganization. The parent of American had reported an operating loss of $186 million in February 2012.

Industry News

From the Charlotte Business Journal

US Airways Begins Charlotte-London Heathrow Service

US Airways’ nonstop service from Charlotte to London Heathrow took off Saturday. The flight, announced in November, replaces the airline’s existing flight to London Gatwick. The airline is adding a flight from Charlotte to Sao Paulo this spring as well. Charlotte is home to US Airways’ largest hub, and the carrier operates as many as 650 daily flights at the local airport during peak periods.

From Bloomberg.com

Lufthansa Considers Low-Cost Carrier Targeting Asia

Lufthansa said it’s looking at establishing a long-haul, low-cost venture to help sustain its market share on routes to Asia as rival operators syphon more and more traffic through hubs in the Gulf. Lufthansa may form an intercontinental subsidiary similar to its Germanwings short-haul unit. Other options include an alliance with a Middle Eastern or Asian airline. Lufthansa is reviewing its strategy with Asia-Pacific passenger traffic poised to expand at a 6.7 percent annual rate through 2016, according to the International Air Transport Association. Gulf carriers are tapping Asia by utilizing the position of their home bases to build intercontinental transfer hubs where people can switch plane for flights to and from dozens of cities across India, China and countries such as Thailand and Malaysia.

Crude Oil and Jet Fuel

Closing Fuel Prices for Thursday, March 28

Crude oil was $97.23 a barrel, up $0.65 from the previous day.

Jet fuel price was $125.13 a barrel, up $0.48.

Safety First - Tip of the Week

The most important element in protecting your family’s safety in the event of a tornado or other catastrophic storm is to have a disaster preparedness plan. The plan should include maintaining a disaster kit, keeping your important documents easily accessible, planning and practicing an escape route and getting familiar with your emergency action plan at work. More information is available online at Ready.gov and 72hours.org.

Remember to report business ethics, safety and compliance concerns to the Ethics Point Hotline - 1-877-422-3844

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.